Exhibit 99.1

SRIVARU Holding Limited
(incorporated in the Cayman Islands with limited liability)
(Nasdaq: SVMH)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (the “Meeting”) of the shareholders of SRIVARU Holding Limited (the “Company”) will be held by Conference Call (link shared by VStock) on December 4, 2024, at 8:30 a.m., Eastern Time.

The Meeting and any or all adjournments or postponements thereof will be held for shareholders to consider and, if thought fit, pass the following resolutions:

1.	“RESOLVED, as an ordinary resolution, that the Company effect a reverse share split to the Company’s authorised, issued and outstanding ordinary shares by way of a consolidation at an exchange ratio of up to one-for-one hundred (1:100) (the “Further Revised RS Ratio”) such that the number of authorised, issued and outstanding ordinary shares is decreased by the Further Revised RS Ratio and the par value of each authorised, issued and outstanding ordinary share is increased by the Further Revised RS Ratio (collectively, the “Further Revised Reverse Share Split”), with such Further Revised Reverse Share Split to be effected at such time and date, if at all, and at a precise Further Revised RS Ratio up to a maximum of one-for-one hundred (1:100), in each case, as determined by the Board of Directors in its discretion within 12 months of obtaining the requisite shareholder approval for the Further Revised Reverse Share Split (the “Further Revised Effective Time”);”

2.	“RESOLVED, as an ordinary resolution, that the authorised share capital of the Company, subject to the approval and implementation of the Further Revised Reverse Share Split and adjustment pending the Board of Directors’ determination of the precise Further Revised RS Ratio, be altered from US$10,000,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.01 each to US$10,000,000 divided into as low as 10,000,000 ordinary shares (for a Further Revised RS Ratio of 1:100) of a par value of US$1.00 each with effect from the Further Revised Effective Time (the “Further Revised Share Consolidation”);”

3.	“RESOLVED, as a special resolution, that subject to the approval of the Further Revised Reverse Share Split and Further Revised Share Consolidation, the Company adopt, with effect from the Further Revised Effective Time, the third amended and restated memorandum and articles of association (a copy of which is attached to the accompanying proxy statement as Annex A, subject to adjustment solely in respect of the final number of ordinary shares and ordinary share par value amount determined pursuant to the Further Revised Reverse Share Split and Further Revised Share Consolidation) in substitution for, and to the exclusion of, the Company’s existing second amended memorandum and articles of association, to reflect the Further Revised Reverse Share Split and Further Revised Share Consolidation (the “Third Amended M&As”);”

4.	“RESOLVED, as an ordinary resolution, that the Company’s entry into the Underwriting Agreement with Maxim Group LLC dated October 30, 2024 (“UA”), entry into the warrant agent agreement with VStock Transfer, LLC as the warrant agent dated October 31, 2024 (“WAA”) and the issuance of warrants by the Company pursuant to the UA, the WAA and the related form of Warrant, are all approved, ratified and confirmed in all respects (the “Warrant Approval”).”

5.	“RESOLVED, as an ordinary resolution, that the adjournment of the Meeting to a later date or dates (A) to the extent necessary or convenient to ensure that any required supplement or amendment to the proxy statement is provided to shareholders or (B) in order to solicit additional proxies from shareholders in favour of one or more of the proposals at the Meeting be approved (the “Adjournment Proposal”).”

The Board of Directors has fixed the close of business on October 31, 2024 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof. Only holders of the ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof.

Shareholders may obtain a copy of the proxy materials from the Company’s website at svmh.ai.

Management is soliciting proxies. Shareholders who are entitled to attend and vote at the Meeting or any adjournment or postponement thereof are entitled to appoint one or more proxies to attend and vote on that shareholder’s behalf. Registered shareholders who wish to appoint a proxy are requested to complete, date, and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and (i) vote it online at https://ts.vstocktransfer.com/pxlogin, (ii) vote it by email at vote@vstocktransfer.com, or (iii) mail it or deposit it to VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598. Beneficial holders of shares held in street name are entitled to vote those shares in accordance with the instructions provided by their broker. To ensure that their shares are voted at the upcoming meeting of shareholders, they must follow the instructions provided by their broker.

For the proxy to be valid, the duly completed and signed form of proxy must be received before the time appointed for holding the Meeting or any adjournment or postponement of the Meeting. A shareholder may appoint as his, her, or its proxy a person other than those named in the enclosed form of proxy. A proxy needs not be a shareholder of the Company.

By Order of the Board of Directors,

/s/ Mohanraj Ramasamy
Mohanraj Ramasamy
Chief Executive Officer and Director

November 18, 2024

SRIVARU HOLDING LIMITED
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

December 4, 2024
8:30 a.m., Eastern Time

PROXY STATEMENT

GENERAL

The board of directors (the “Board of Directors”) of SRIVARU Holding Limited (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting”) of the Company to be held on December 4, 2024, at 8:30 a.m., Eastern Time by Conference Call (link shared by VStock) or at any adjournment or postponement thereof.

RECORD DATE, SHARE OWNERSHIP AND QUORUM

Registered shareholders and duly appointed proxyholders will be able to attend, participate, and vote at the Meeting. Beneficial shareholders who hold their ordinary shares through a broker, investment dealer, bank, trust corporation, custodian, nominee, or other intermediary who have not duly appointed themselves as proxyholders will be able to attend as guest, but will not be able to participate in or vote at the Meeting.

Holders of ordinary shares of the Company of record at the close of business on October 31, 2024 (the “Record Date”), are entitled to attend and vote at the Meeting or at any adjournment or postponement thereof. One or more shareholders holding at least a majority of the paid up voting share capital of the Company present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing and entitled to vote at the meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy needs not be a shareholder of the Company. Each holder of the Company’s ordinary shares shall be entitled to one vote in respect of each ordinary share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, the resolutions will be proposed as follows:

1.	RESOLVED, as an ordinary resolution, that the Company effect a reverse share split to the Company’s authorised, issued and outstanding ordinary shares by way of a consolidation at an exchange ratio of up to one-for-one hundred (1:100) (the “Further Revised RS Ratio”) such that the number of authorised, issued and outstanding ordinary shares is decreased by the Further Revised RS Ratio and the par value of each authorised, issued and outstanding ordinary share is increased by the Further Revised RS Ratio (collectively, the “Further Revised Reverse Share Split”), with such Further Revised Reverse Share Split to be effected at such time and date, if at all, and at a precise Further Revised RS Ratio up to a maximum of one-for-one hundred (1:100), in each case, as determined by the Board of Directors in its discretion within 12 months of obtaining the requisite shareholder approval for the Further Revised Reverse Share Split (the “Further Revised Effective Time”);

2.	RESOLVED, as an ordinary resolution, that the authorised share capital of the Company, subject to the approval and implementation of the Further Revised Reverse Share Split and adjustment pending the Board of Directors’ determination of the precise Further Revised RS Ratio, be altered from US$10,000,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.01 each to US$10,000,000 divided into as low as 10,000,000 ordinary shares (for a Further Revised RS Ratio of 1:100) of a par value of US$1.00 each with effect from the Further Revised Effective Time (the “Further Revised Share Consolidation”);

3.	RESOLVED, as a special resolution, that subject to the approval of the Further Revised Reverse Share Split and Further Revised Share Consolidation, the Company adopt, with effect from the Further Revised Effective Time, the third amended and restated memorandum and articles of association (a copy of which is attached to the accompanying proxy statement as Annex A, subject to adjustment solely in respect of the final number of ordinary shares and ordinary share par value amount determined pursuant to the Further Revised Reverse Share Split and Further Revised Share Consolidation) in substitution for, and to the exclusion of, the Company’s existing second amended memorandum and articles of association, to reflect the Further Revised Reverse Share Split and Further Revised Share Consolidation (the “Third Amended M&As”);

4.	RESOLVED, as an ordinary resolution, that the Company’s entry into the Underwriting Agreement with Maxim Group LLC dated October 30, 2024 (“UA”), entry into the warrant agent agreement with VStock Transfer, LLC as the warrant agent dated October 31, 2024 (“WAA”) and the issuance of warrants by the Company pursuant to the UA, the WAA, and the related form of Warrant, are all approved, ratified and confirmed in all respects (the “Warrant Approval”); and

5.	RESOLVED, as an ordinary resolution, that the adjournment of the Meeting to a later date or dates (A) to the extent necessary or convenient to ensure that any required supplement or amendment to the proxy statement is provided to shareholders or (B) in order to solicit additional proxies from shareholders in favour of one or more of the proposals at the Meeting be approved (the “Adjournment Proposal”).

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1 to No. 5.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are entitled to attend and vote at the Meeting or any adjournment or postponement thereof are also entitled to appoint one or more proxies to attend and vote on that shareholder’s behalf. Registered shareholders who wish to appoint a proxy are requested to complete, date, and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and (i) vote it online at https://ts.vstocktransfer.com/pxlogin, (ii) vote it by email at vote@vstocktransfer.com, or (iii) mail it or deposit it to VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598. Beneficial holders of shares held in street name are entitled to vote those shares in accordance with the instructions provided by their broker. To ensure that their shares are voted at the upcoming meeting of shareholders, they must follow the instructions provided by their broker.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to the Marketplace Rules of Nasdaq Stock Market (“Nasdaq”), which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The following questions and answers are intended to address briefly some commonly asked questions regarding the Meeting. These questions and answers may not address all of the questions that may be important to you as a shareholder. To better understand these matters, you should carefully read this entire proxy statement.

Q:	Why am I receiving this proxy statement?

A:	The Company is holding an extraordinary general meeting of shareholders to approve the Further Revised Reverse Share Split, the Further Revised Share Consolidation, the Third Amended M&As, the Warrant Approval and the Adjournment Proposal.

The Company has included in this proxy statement important information about the Meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the Meeting. Your vote is very important and the Company encourages you to submit your proxy as soon as possible.

Q:	What proposals are the shareholders being asked to consider?

A:	The Board of Directors, on behalf of the Company are seeking an affirmative vote from shareholders on the following five proposals:

1.	as an ordinary resolution, that the Company effect a reverse share split to the Company’s authorised, issued and outstanding ordinary shares by way of a consolidation at an exchange ratio of up to one-for-one hundred (1:100) (the “Further Revised RS Ratio”) such that the number of authorised, issued and outstanding ordinary shares is decreased by the Further Revised RS Ratio and the par value of each authorised, issued and outstanding ordinary share is increased by the Further Revised RS Ratio (collectively, the “Further Revised Reverse Share Split”), with such Further Revised Reverse Share Split to be effected at such time and date, if at all, and at a precise Further Revised RS Ratio up to a maximum of one-for-one hundred (1:100), in each case, as determined by the Board of Directors in its discretion within 12 months of obtaining the requisite shareholder approval for the Further Revised Reverse Share Split (the “Further Revised Effective Time”);

2.	as an ordinary resolution, that the authorised share capital of the Company, subject to the approval and implementation of the Further Revised Reverse Share Split and adjustment pending the Board of Directors’ determination of the precise Further Revised RS Ratio, be altered from US$10,000,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.01 each to US$10,000,000 divided into as low as 10,000,000 ordinary shares (for a Further Revised RS Ratio of 1:100) of a par value of US$1.00 each with effect from the Further Revised Effective Time (the “Further Revised Share Consolidation”);

3.

as a special resolution, that subject to the approval of the Further Revised Reverse Share Split and Further Revised Share Consolidation, the Company adopt, with effect from the Further Revised Effective Time, the third amended and restated memorandum and articles of association (a copy of which is attached to the accompanying proxy statement as Annex A, subject to adjustment solely in respect of the final number of ordinary shares and ordinary share par value amount determined pursuant to the Further Revised Reverse Share Split and Further Revised Share Consolidation) in substitution for, and to the exclusion of, the Company’s existing second amended memorandum and articles of association, to reflect the Further Revised Reverse Share Split and Further Revised Share Consolidation (the “Third Amended M&As”);

4.	as an ordinary resolution, that the Company’s entry into the Underwriting Agreement with Maxim Group LLC dated October 30, 2024 (“UA”), entry into the warrant agent agreement with VStock Transfer, LLC as the warrant agent dated October 31, 2024 (“WAA”) and the issuance of warrants by the Company pursuant to the UA, the WAA, and the related form of Warrant, are all approved, ratified and confirmed in all respects (the “Warrant Approval”); and

5.	as an ordinary resolution, that the adjournment of the Meeting to a later date or dates (A) to the extent necessary or convenient to ensure that any required supplement or amendment to the proxy statement is provided to shareholders or (B) in order to solicit additional proxies from shareholders in favour of one or more of the proposals at the Meeting be approved (the “Adjournment Proposal”).

Q:	What are the recommendations of the Board of Directors?

A:	THE BOARD OF DIRECTORS HAS DETERMINED THAT THE FURTHER REVISED REVERSE SHARE SPLIT, THE FURTHER REVISED SHARE CONSOLIDATION, THE THIRD AMENDED M&AS, THE WARRANT APPROVAL AND THE ADJOURNMENT PROPOSAL ARE IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND HAS APPROVED THE PROPOSALS DESCRIBED HEREIN. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE PROPOSALS.

Q:	When and where will the Meeting be held?

A:	The Meeting will be held on December 4, 2024 at 8:30 a.m., Eastern Time by Conference Call (link shared by VStock).

Q:	Who is entitled to vote at the Meeting?

A:	The Record Date for the Meeting is October 31, 2024. Holders of ordinary shares of the Company as of the close of business on the Record Date are entitled to both notice of, and to vote at, the Meeting or any adjournment or postponement thereof. As of the Record Date, there were 548,151,509 ordinary shares outstanding. Each holder of the Company’s ordinary shares shall be entitled to one vote in respect of each ordinary share held by such holder on the Record Date.

Q:	What constitutes a quorum for the Meeting?

A:	At the Meeting, one or more shareholders holding at least a majority of the paid up voting share capital of the Company present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative and entitled to vote at the meeting shall form a quorum.

Q:	How many votes are required to approve the proposals?

A:	The approval of Proposal No. 1 through Proposal No. 2 and Proposal No. 4 through Proposal No. 5 requires the affirmative vote of a simple majority of votes cast by all shareholders as, being entitled to do so, vote in person or, by proxy, in the case of a shareholder being a corporation, by its duly authorized representative, at the Meeting.

The approval of Proposal No. 3 requires a majority of not less than two-thirds of all shareholders as, being entitled to do so, vote in person or, by proxy, in the case of a shareholder being a corporation, by its duly authorized representative, at the Meeting.

A properly executed proxy card marked “Abstain” with respect to the proposals will not be voted.

Q:	How do the shareholders vote?

A:	The registered shareholders have three voting options. You may vote using one of the following methods:

(1)	By Internet, which the Company encourages if you have Internet access, at: https://ts.vstocktransfer.com/pxlogin;

(2)	By email at vote@vstocktransfer.com; or

(3)	By mail or deposit to VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598.

Beneficial holders of shares held in street name are entitled to vote those shares in accordance with the instructions provided by their broker. To ensure that their shares are voted at the upcoming meeting of shareholders, they must follow the instructions provided by their broker.

Q:	How can I attend the Meeting?

A:	The Meeting is open to all holders of the Company’s ordinary shares as of the Record Date, all duly appointed proxyholders, any person entitled to an ordinary share in consequence of the death or bankruptcy of a Member, directors of the Company and the Company’s auditors. You may attend the Meeting by the link provided by VStock.

Q:	May shareholders ask questions at the Meeting?

A:	Yes. Representatives of the Company will answer questions related to the proposals at the end of the Meeting.

Q:	If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A:	Your broker or other nominee does not have authority to vote on non-routine matters. All of the proposals presented at the Meeting are considered non-routine matters. Your broker or other nominee will vote your shares held by it in “street name” with respect to these matters only if you provide instructions to it on how to vote.

Q:	What if I do not vote on the matters relating to the proposals?

A:	If you fail to vote or fail to instruct your broker or other nominee how to vote on the proposals, it will have no effect on such proposals. It will be treated as a “non-vote.”

Q:	May I change my vote after I have delivered my proxy or voting instruction card?

A:	Yes. You may change your vote at any time before your proxy is voted at the Meeting. You may do this in one of three ways:

1.	by sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received prior to the Meeting; or

2.	by logging on to the Internet website specified on your proxy card in the same manner you would submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q:	Do I have appraisal rights?

A:	Shareholders do not have appraisal rights with respect to the matters to be voted upon at the Meeting.

Q:	Whom should I call if I have questions about the proxy materials or voting procedures?

A:	If you have questions about the proposals, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact the Company by mail at 3rd Floor, Genesis House, Unit 18, Genesis Close, George Town, PO BOX 10655, Grand Cayman KY1-1006, Cayman Islands, or call +1(888) 227-8066. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank, or other nominee for additional information.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this proxy statement, please vote your shares as soon as possible, so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q:	Who is paying for the expenses involved in preparing and mailing this proxy statement?

A:	All of the expenses involved in preparing, assembling, and mailing these proxy materials and all costs of soliciting proxies will be paid for by the Company. In addition to the solicitation by mail, proxies may be solicited by the Company’s officers and other employees by telephone or in person. Such persons will receive no compensation for their services other than their regular salaries. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the shares held of record by such persons, and the Company may reimburse such persons for reasonable out of pocket expenses incurred by them in so doing.

PROPOSAL NO. 1
FURTHER REVISED REVERSE SHARE SPLIT

General

The Company held its Annual General Meeting (“AGM”) on 29 August 2024 at which the Company obtained, among other things, the following approvals from its shareholders:

●	approval for the Company to effect a reverse share split to the Company’s authorised, issued and outstanding ordinary shares by way of a consolidation at an exchange ratio of up to one-for-fifteen (1:15) (the “Revised RS Ratio”) such that the number of authorised, issued and outstanding ordinary shares is decreased by the Revised RS Ratio and the par value of each authorised, issued and outstanding ordinary share is increased by the Revised RS Ratio (collectively, the “Revised Reverse Share Split”), with such Revised Reverse Share Split to be effected at such time and date, if at all, and at a precise Revised RS Ratio up to a maximum of one-for-fifteen (1:15), in each case, as determined by the Directors in their discretion within 12 months of obtaining the requisite shareholder approval for the Revised Reverse Share Split (the “Revised Effective Time”);

●	in order to effect the Revised Reverse Share Split, and subject to adjustment pending the Directors’ determination of the precise Revised RS Ratio, approval for the Company to change the authorised share capital of the Company from US$10,000,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.01 each to US$10,000,000 divided into as low as 66,666,667 ordinary shares (for a Revised RS Ratio of 1:15) of a par value of US$0.15 each with effect from the Revised Effective Time (the “Revised Share Consolidation”); and

●	subject to the approval and implementation of the Revised Reverse Share Split and Revised Share Consolidation, the Company’s adoption of, with effect from the Revised Effective Time, the third amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s existing second amended and restated memorandum and articles of association, to reflect the Revised Reverse Share Split and Revised Share Consolidation, if implemented.

These matters were subject to the Directors exercising certain discretions and making certain determinations and have not been implemented as at the date of this Proxy Statement.

Accordingly, the Company is seeking further shareholder approval to effect a reverse share split to the Company’s authorised, issued and outstanding ordinary shares by way of a consolidation at an exchange ratio of up to one-for-one hundred (1:100) (the “Further Revised RS Ratio”) such that the number of authorised, issued and outstanding ordinary shares is decreased by the Further Revised RS Ratio and the par value of each authorised, issued and outstanding ordinary share is increased by the Further Revised RS Ratio (collectively, the “Further Revised Reverse Share Split”), with such Further Revised Reverse Share Split to be effected at such time and date, if at all, and at a precise Further Revised RS Ratio up to a maximum of one-for-one hundred (1:100), in each case, as determined by the Board of Directors in its discretion within 12 months of obtaining the requisite shareholder approval for the Further Revised Reverse Share Split (the “Further Revised Effective Time”).

Vote Required to Approve Proposal No. 1

Proposal No. 1 will be approved if it receives the affirmative vote of a simple majority of the votes cast by the shareholders present in person or by proxy and entitled to vote at the Meeting, assuming a quorum is attained.

Resolution

The Board of Directors proposes to solicit shareholder approval of Proposal No. 1.

The full text of the resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Further Revised Reverse Share Split is:

“RESOLVED, as an ordinary resolution, that the Company effect a reverse share split to the Company’s authorised, issued and outstanding ordinary shares by way of a consolidation at an exchange ratio of up to one-for-one hundred (1:100) (the “Further Revised RS Ratio”) such that the number of authorised, issued and outstanding ordinary shares is decreased by the Further Revised RS Ratio and the par value of each authorised, issued and outstanding ordinary share is increased by the Further Revised RS Ratio (collectively, the “Further Revised Reverse Share Split”), with such Further Revised Reverse Share Split to be effected at such time and date, if at all, and at a precise Further Revised RS Ratio up to a maximum of one-for-one hundred (1:100), in each case, as determined by the Board of Directors in its discretion within 12 months of obtaining the requisite shareholder approval for the Further Revised Reverse Share Split (the “Further Revised Effective Time”).”

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE FURTHER REVISED REVERSE SHARE SPLIT

PROPOSAL NO. 2
FURTHER REVISED SHARE CONSOLIDATION

General

In order to effect the Further Revised Reverse Share Split, and subject to adjustment pending the Board of Directors’ determination of the precise Further Revised RS Ratio, the Company is proposing to alter the authorised share capital of the Company from US$10,000,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.01 each to US$10,000,000 divided into as low as 10,000,000 ordinary shares (for a Further Revised RS Ratio of 1:100) of a par value of US$1.00 each with effect from the Further Revised Effective Time (the “Further Revised Share Consolidation”).

Vote Required to Approve Proposal No. 2

Proposal No. 2 will be approved if it receives the affirmative vote of a simple majority of the votes cast by the shareholders present in person or by proxy and entitled to vote at the Meeting, assuming a quorum is attained.

Resolution

The Board of Directors proposes to solicit shareholder approval of Proposal No. 2.

The full text of the resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Further Revised Share Consolidation is:

“RESOLVED, as an ordinary resolution, that the authorised share capital of the Company, subject to the approval and implementation of the Further Revised Reverse Share Split and adjustment pending the Board of Directors’ determination of the precise Further Revised RS Ratio, be altered from US$10,000,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.01 each to US$10,000,000 divided into as low as 10,000,000 ordinary shares (for a Further Revised RS Ratio of 1:100) of a par value of US$1.00 each with effect from the Further Revised Effective Time (the “Further Revised Share Consolidation”).”

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE FURTHER REVISED SHARE CONSOLIDATION

PROPOSAL NO. 3
AMENDMENT OF THE SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company is proposing that shareholders consider and approve, subject to the approval of the Further Revised Reverse Share Split and the Further Revised Share Consolidation, the Company’s adoption, with effect from the Further Revised Effective Time, of the third amended and restated memorandum and articles of association (a copy of which is attached to this proxy statement as Annex A, subject to adjustment solely in respect of the final number of ordinary shares and ordinary share par value amount determined pursuant to the Further Revised Reverse Share Split and Further Revised Share Consolidation) in substitution for, and to the exclusion of, the Company’s existing second amended and restated memorandum and articles of association, to reflect the Further Revised Reverse Share Split and the Further Revised Share Consolidation (together, the “Third Amended M&As”).

The substantive changes to be made to the Company’s amended and restated memorandum and articles of association pursuant to this Proposal No. 3 is to update paragraph 7 of the second amended and restated memorandum of association to reflect the changes made as a result of the approval of the Further Revised Reverse Share Split and Further Revised Share Consolidation (if implemented and subject to adjustment solely in respect of the final number of ordinary shares and ordinary share par value amount determined pursuant to the Revised Reverse Share Split and Revised Share Consolidation). Paragraph 2 of the second amended and restated memorandum of association will also be amended to reflect the change of address of the Company’s registered office.

A draft of the Third Amended M&As, showing the changes to be made to the Company’s existing second amended and restated memorandum and articles of association (assuming that shareholders approve Proposals No. 1, No. 2 and No. 3 at this Meeting), is attached as Annex A of this proxy statement (if the Further Revised Reverse Share Split and Further Revised Share Consolidation is implemented at a final Further Revised RS Ratio of 1:100).

The form of the Third Amended M&As attached as Annex A is not definitive. Any proposed amendments to the Company’s existing memorandum and articles of association to reflect Proposals No. 1, No. 2 and No. 3 respectively will not be made to the extent such proposals are not approved by shareholders.

Vote Required to Approve Proposal No. 3

Proposal No. 3 will be approved only if it receives the affirmative vote of at least a majority of not less than two-thirds of all shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative, assuming a quorum is attained.

Resolution

The Board of Directors proposes to solicit shareholder approval of Proposal No. 3.

The full text of the resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Company’s proposed adoption of the third amended and restated memorandum and articles of association is:

“RESOLVED, as a special resolution, that subject to the approval of the Further Revised Reverse Share Split and Further Revised Share Consolidation, the Company adopt, with effect from the Further Revised Effective Time, the third amended and restated memorandum and articles of association (a copy of which is attached to this as Annex A, subject to adjustment solely in respect of the final number of ordinary shares and ordinary share par value amount determined pursuant to the Revised Reverse Share Split and Revised Share Consolidation) in substitution for, and to the exclusion of, the Company’s existing second amended memorandum and articles of association, to reflect the Further Revised Reverse Share Split and Further Revised Share Consolidation (the “Third Amended M&As”).”

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE THIRD AMENDED M&AS

PROPOSAL NO. 4
WARRANT APPROVAL

General

In order to seek further capital for the operation of the Company, the Company entered into the Underwriting Agreement with Maxim Group LLC dated October 30, 2024 (“UA”), the warrant agent agreement with VStock Transfer, LLC as the warrant agent dated October 31, 2024 (“WAA”), and agreed to the related form of Warrant for issuance of warrants by the Company pursuant to the UA and the WAA.

Vote Required to Approve Proposal No. 4

Proposal No. 4 will be approved if it receives the affirmative vote of a simple majority of the votes cast by the shareholders present in person or by proxy and entitled to vote at the Meeting, assuming a quorum is attained.

Resolution

The Board of Directors proposes to solicit shareholder approval of Proposal No. 4.

The full text of the resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Warrant Approval is:

“RESOLVED, as an ordinary resolution, that the Company’s entry into the Underwriting Agreement with Maxim Group LLC dated October 30, 2024 (“UA”), entry into the warrant agent agreement with VStock Transfer, LLC as the warrant agent dated October 31, 2024 (“WAA”), and the issuance of warrants by the Company pursuant to the UA, the WAA, and the related form of Warrant, are all approved, ratified and confirmed in all respects (the “Warrant Approval”).”

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE WARRANT APPROVAL

PROPOSAL NO. 5
THE ADJOURNMENT PROPOSAL

General

The Adjournment Proposal asks shareholders to approve the adjournment of the Meeting to a later date or dates (A) to the extent necessary or convenient to ensure that any required supplement or amendment to the proxy statement is provided to shareholders or (B) in order to solicit additional proxies from shareholders in favour of one or more of the proposals at the Meeting be approved.

The Adjournment Proposal will only be put forth for a vote if there are not sufficient votes to approve the other proposals at the Meeting.

If the Adjournment Proposal is not approved by shareholders, the Board of Directors may not be able to adjourn the Meeting to a later date in the event there are insufficient votes to approve the other proposals at the Meeting.

Vote Required to Approve Proposal No. 5

Proposal No. 5 will be approved if it receives the affirmative vote of a simple majority of the votes cast by the shareholders present in person or by proxy and entitled to vote at the Meeting, assuming a quorum is attained.

Resolution

The Board of Directors proposes to solicit shareholder approval of Proposal No. 5.

The full text of the resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Adjournment Proposal is:

“RESOLVED, as an ordinary resolution, that the adjournment of the Meeting to a later date or dates (A) to the extent necessary or convenient to ensure that any required supplement or amendment to the proxy statement is provided to shareholders or (B) in order to solicit additional proxies from shareholders in favour of one or more of the proposals at the Meeting be approved (the “Adjournment Proposal”).”

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE ADJOURNMENT PROPOSAL

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

Date: November 18, 2024	/s/ Mohanraj Ramasamy
Mohanraj Ramasamy
Chief Executive Officer and Director

ANNEX A

THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

THIRD amended AND restated

MEMORANDUM of ASSOCIATION

OF

SRIVARU Holding Limited

(adopted by special resolution dated [ _ ] 2024 AND EFFECTIVE ON [ _ ] 2024)

THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

THIRD amended AND restated

MEMORANDUM of ASSOCIATION

OF

SRIVARU Holding Limited

(adopted by special resolution dated [ _ ] 2024 AND EFFECTIVE ON [ _ ] 2024)

1.	The name of the company is SRIVARU Holding Limited (the “Company”).

2.	The registered office of the Company will be situated at the offices of Amicorp Cayman Fiduciary Limited, 3rd Floor, Genesis House, Unit 18, Genesis Close, George Town, P.O. Box 10655, Grand Cayman KY1-1006, Cayman Islands or at such other location as the Directors may from time to time determine.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act (as amended) of the Cayman Islands (the “Companies Act”).

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Companies Act.

5.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of the shareholders of the Company is limited to the amount, if any, unpaid on the shares respectively held by them.

7.	The authorised share capital of the Company is US$10,000,000 divided into [10,000,000] shares with a nominal or par value of US$[1.00] provided always that subject to the Companies Act and the Articles of Association, the Company shall have the power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company may exercise the power contained in Section 206 of the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

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THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

THIRD amended AND restated

Articles OF association

of

SRIVARU Holding Limited

(ADOPTED BY SPECIAL RESOLUTION DATED [ _ ] 2024 AND EFFECTIVE ON [ _ ] 2024)

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CLEARING HOUSES	20
Directors	20
Alternate Director	22
Powers And Duties Of Directors	22
Borrowing Powers Of Directors	23
The Seal	24
Disqualification Of Directors	24
Proceedings Of Directors	25
Dividends	27
Accounts, Audit and annual return and declaration	28
Capitalisation Of reserves	28
Share Premium Account	29
Notices	29
Indemnity	30
Non-Recognition Of Trusts	31
Winding Up	31
Amendment Of Articles Of Association	31
Closing of register or fixing record date	31
Registration By Way Of Continuation	32
Mergers and Consolidation	32
disclosure	32

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COMPANIES ACT (AS AMENDED)

Company Limited by Shares

THIRD amended AND restated

ARTICLES OF ASSOCIATION

OF

SRIVARU Holding Limited

(ADOPTED BY SPECIAL RESOLUTION DATED [ _ ] 2024 AND EFFECTIVE ON [ _ ] 2024)

TABLE A

The Regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to SRIVARU Holding Limited (the “Company”) and the following Articles shall comprise the Articles of Association of the Company.

Interpretation

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Articles” means these articles of association of the Company, as amended or substituted from time to time.

“Branch Register” means any branch Register of such category or categories of Members as the Company may from time to time determine.

“Class” or “Classes” means any class or classes of Shares as may from time to time be issued by the Company.

“Commission” means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act.

“Companies Act” means the Companies Act (as amended) of the Cayman Islands.

“Designated Stock Exchange” means any national securities exchange or automated quotation system on which the Company’s securities are then traded, including but not limited to the Nasdaq Stock Market LLC.

“Directors” means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof.

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“Electronic Facility” means without limitation, website addresses and conference call systems, and any device, system, procedure, method or other facility whatsoever providing an electronic means of venue for a general meeting of the Company.

“Exchange Act” means the Securities Exchange Act of 1934 of the United States of America, as amended, or any similar federal statute of the United States of America and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Memorandum of Association” means the memorandum of association of the Company, as amended or substituted from time to time.

“Office” means the registered office of the Company as required by the Companies Act.

“Officers” means the officers for the time being and from time to time of the Company.

“Ordinary Resolution” means a resolution:

(a)	passed by a simple majority of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)	approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

“paid up” means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up.

“Person” means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires, other than in respect of a Director or Officer in which circumstances Person shall mean any person or entity permitted to act as such in accordance with the laws of the Cayman Islands.

“Principal Register”, where the Company has established one or more Branch Registers pursuant to the Companies Act and these Articles, means the Register maintained by the Company pursuant to the Companies Act and these Articles that is not designated by the Directors as a Branch Register.

“Register” means the register of Members of the Company required to be kept pursuant to the Companies Act and includes any Branch Register(s) established by the Company in accordance with the Companies Act or any listed shares register (as defined in the Companies Act).

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“Seal” means the common seal of the Company (if adopted) including any facsimile thereof.

“Secretary” means any Person appointed by the Directors to perform any of the duties of the secretary of the Company.

“Securities Act” means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Share” means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes or sub-classes as the context may require. For the avoidance of doubt, in these Articles the expression “Share” shall include a fraction of a Share.

“Share Premium Account” means the share premium account established in accordance with these Articles and the Companies Act.

“Shareholder” or “Member” means a Person who is registered as the holder of Shares in the Register and includes each subscriber to the Memorandum of Association pending entry in the Register of such subscriber.

“signed” means bearing a signature or representation of a signature affixed by mechanical means.

“Special Resolution” means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(a)	passed by a majority of not less than two-thirds of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)	approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

“Treasury Shares” means Shares that were previously issued but were purchased, redeemed, surrendered or otherwise acquired by the Company and not cancelled.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

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(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a dollar or dollars or USD (or $) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case; and

(g)	reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another.

3.	Subject to the preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

Preliminary

4.	The business of the Company may be commenced at any time after incorporation.

5.	The Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.	The expenses incurred in connection with the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.	The Directors shall keep, or cause to be kept, the Register at such place or (subject to compliance with the Companies Act and these Articles) places as the Directors may from time to time determine. In the absence of any such determination, the Register shall be kept at the Office. The Directors may keep, or cause to be kept, one or more Branch Registers as well as the Principal Register in accordance with the Companies Act, provided always that a duplicate of such Branch Register(s) shall be maintained with the Principal Register in accordance with the Companies Act and the rules or requirements of any Designated Stock Exchange. Notwithstanding anything set out in these Articles and pursuant to section 40B of the Companies Act, the Company is authorised to evidence and transfer title to listed shares (as defined in the Companies Act) of the Company in accordance with the laws applicable to and the rules and regulations of any Designated Stock Exchange.

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Shares

8.	Subject to these Articles and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, all Shares for the time being unissued shall be under the control of the Directors who may:

(a)	issue, allot and dispose of the same to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; and

(b)	grant options with respect to such Shares and issue warrants or similar instruments with respect thereto;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

9.	The Directors, or the Shareholders by Ordinary Resolution, may authorise the division of Shares into any number of Classes and sub-classes and the different Classes and sub-classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or the Shareholders by Ordinary Resolution.

10.	The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of their subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

Modification Of Rights

12.	Whenever the capital of the Company is divided into different Classes (and as otherwise determined by the Directors) the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class only be materially adversely varied or abrogated with the consent in writing of the holders of not less than two-thirds of the issued Shares of the relevant Class, or with the sanction of a resolution passed at a separate meeting of the holders of the Shares of such Class by a majority of two-thirds of the votes cast at such a meeting. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons at least holding or representing by proxy one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by them. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes. The Directors may vary the rights attaching to any Class without the consent or approval of Shareholders provided that the rights will not, in the determination of the Directors, be materially adversely varied or abrogated by such action.

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13.	The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied or abrogated by, inter alia, the creation, allotment or issue of further Shares ranking pari passu therewith or Shares issued with preferred or other rights.

Certificates

14.	No Person shall be entitled to a certificate for any or all of their Shares, unless the Directors shall determine otherwise.

15.	Every share certificate of the Company shall bear any legends required under applicable laws, including the Securities Act. If any share certificate is lost, destroyed or stolen, the Directors may require the holder or holders of the relevant Share to provide an indemnity in a form acceptable to the Directors. Upon such indemnity being provided, a new share certificate may be issued to the holder or holders entitled to such lost, destroyed or stolen share certificate, unless the Directors determine otherwise.

Fractional Shares

16.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

Lien

17.	The Company has a first and paramount lien on every Share (not being a share which is fully paid as to its par value and share premium) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share (including any premium payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it.

18.	The Company may sell, in such manner as the Directors may determine, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of their death or bankruptcy.

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19.	For giving effect to any such sale, the Directors may authorise some Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and they shall not be bound to see to the application of the purchase money, nor shall their title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

20.	The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

Calls On Shares

21.	Subject to the terms of allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen (14) days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares.

22.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

23.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight per cent. (8%) per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

24.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

25.	The Directors may make arrangements on the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

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26.	The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by them, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight per cent. (8%) per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors.

Forfeiture Of Shares

27.	If a Shareholder fails to pay any call or instalment of a call in respect of any Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on them requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

28.	The notice shall name a further day (not earlier than the expiration of fourteen (14) days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the Shares in respect of which the call was made will be liable to be forfeited.

29.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

30.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

31.	A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by them to the Company in respect of the Shares forfeited, but their liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

32.	A statutory declaration in writing that the declarant is a Director, and that a Share has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

33.	The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall their title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

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34.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

Transfer Of Shares

35.	Subject to these Articles and the rules or regulations of the Designated Stock Exchange or any relevant rules of the Commission or securities laws (including, but not limited to the Exchange Act), a Shareholder may transfer all or any of their Shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Directors and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time.

36.	The instrument of transfer of any Share shall be (i) in any usual or common form; (ii) such form as is prescribed by the Designated Stock Exchange; or (iii) in any other form the Directors may determine and shall be executed by or on behalf of the transferor (or otherwise as prescribed by the rules and regulations of the Designated Stock Exchange) and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

37.	Subject to the terms of issue thereof and the rules or regulations of the Designated Stock Exchange or any relevant rules of the SEC or securities laws (including, but not limited to the Exchange Act), the Directors may determine to decline to register any transfer of Shares without assigning any reason therefor.

38.	Subject to the terms of issue thereof and the rules or regulations of the Designated Stock Exchange or any relevant rules of the SEC or securities laws (including, but not limited to the Exchange Act), the registration of transfers may be suspended and the Register closed at such times and for such periods as the Directors may from time to time determine.

39.	All instruments of transfer that are registered shall be retained by the Company, but any instrument of transfer that the Directors decline to register shall (except in any case of fraud) be returned to the Person depositing the same.

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Transmission Of Shares

40.	The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased holder of the Share, shall be the only Person recognised by the Company as having any title to the Share.

41.	Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered themself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

42.	A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which they would be entitled if they were the registered Shareholder, except that they shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

Alteration Of SHARE Capital

43.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

44.	The Company may by Ordinary Resolution:

(a)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(b)	convert all or any of its paid up Shares into stock and reconvert that stock into paid up Shares of any denomination;

(c)	subdivide its existing Shares, or any of them into Shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)	cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

45.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

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Redemption, Purchase and Surrender Of Shares

46.	Subject to the Companies Act and the rules of the Designates Stock Exchange, the Company may:

(a)	issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Shareholder on such terms and in such manner as the Directors may determine;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Directors may determine and agree with the Shareholder;

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Companies Act, including out of its capital; and

(d)	accept the surrender for no consideration of any paid up Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

47.	Any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

48.	The redemption, purchase or surrender of any Share shall not be deemed to give rise to the redemption, purchase or surrender of any other Share.

49.	The Directors may when making payments in respect of redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payment either in cash or in specie including, without limitation, interests in a special purpose vehicle holding assets of the Company or holding entitlement to the proceeds of assets held by the Company or in a liquidating structure.

Treasury Shares

50.	Shares that the Company purchases, redeems or acquires (by way of surrender or otherwise) may, at the option of the Company, be cancelled immediately or held as Treasury Shares in accordance with the Companies Act. In the event that the Directors do not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.

51.	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be declared or paid in respect of a Treasury Share.

52.	The Company shall be entered in the Register as the holder of the Treasury Shares provided that:

(a)	the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Companies Act, save that an allotment of Shares as fully paid bonus shares in respect of a Treasury Share is permitted and Shares allotted as fully paid bonus shares in respect of a treasury share shall be treated as Treasury Shares.

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53.	Treasury Shares may be disposed of by the Company on such terms and conditions as determined by the Directors.

General Meetings

54.	The Directors may, whenever they think fit, convene a general meeting of the Company.

55.	For so long as the Company’s Shares are traded on a Designated Stock Exchange, the Company shall in each year hold a general meeting as its annual general meeting at such time and place (including any Electronic Facility) as may be determined by the Directors in accordance with the rules of the Designated Stock Exchange, unless such Designated Stock Exchange does not require the holding of an annual general meeting.

56.	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason at any time prior to the time for holding such meeting or, if the meeting is adjourned, the time for holding such adjourned meeting. The Directors shall give Shareholders notice in writing of any cancellation or postponement. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

57.	General meetings shall also be convened on the requisition in writing of any Shareholder or Shareholders entitled to attend and vote at general meetings of the Company and to exercise at least a majority of the votes permitted to be exercised at any such meeting deposited at the Office specifying the objects of the meeting by notice given no later than 21 days from the date of deposit of the requisition signed by the requisitionists, and if the Directors do not convene such meeting for a date not later than 45 days after the date of such deposit, the requisitionists themselves may convene the general meeting in the same manner, as nearly as possible, as that in which general meetings may be convened by the Directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors to convene the general meeting shall be reimbursed to them by the Company.

58.	If at any time there are no Directors, any two Shareholders (or if there is only one Shareholder then that Shareholder) entitled to vote at general meetings of the Company may convene a general meeting in the same manner as nearly as possible as that in which general meetings may be convened by the Directors.

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Notice Of General Meetings

59.	At least fourteen (14) clear days’ notice of a general meeting in writing counting from the date service is deemed to take place as provided in these Articles specifying the place, including by means of Electronic Facility, the day and the hour of the meeting and the general nature of the business, shall be given in the manner hereinafter provided or in such other manner (if any) as may be prescribed by the Company by Ordinary Resolution to such Persons as are, under these Articles, entitled to receive such notices from the Company, but with the consent of all the Shareholders entitled to receive notice of some particular meeting and attend and vote thereat, that meeting may be convened by such shorter notice or without notice and in such manner as those Shareholders may think fit.

60.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

Proceedings At General Meetings

61.	All business carried out at a general meeting shall be deemed special with the exception of sanctioning a dividend, the consideration of the accounts, balance sheets, any report of the Directors or of the Company’s auditors, and the fixing of the remuneration of the Company’s auditors. No special business shall be transacted at any general meeting without the consent of all Shareholders entitled to receive notice of that meeting unless notice of such special business has been given in the notice convening that meeting. In addition, no business may be transacted at any general meeting, other than business that is either specified in the notice of the meeting given by or at the direction of the Directors (or any duly authorised committee thereof) (including on the requisition of Shareholders in accordance with these Articles) or otherwise properly brought before an annual general meeting by or at the direction of the Directors (or any duly authorised committee thereof).

62.	No business shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business. Save as otherwise provided by these Articles, one or more Shareholders holding at least a majority of the paid up voting share capital of the Company present in person or by proxy and entitled to vote at that meeting shall form a quorum.

63.	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such other day, time and/or place (including any Electronic Facility) as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Shareholder or Shareholders present and entitled to vote shall form a quorum.

64.	If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment (including by means of Electronic Facility) by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

65.	The chair, if any, of the board of Directors shall preside as chair at every general meeting of the Company.

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66.	If there is no such chair, or if at any general meeting they are not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chair, any Director or Person nominated by the Directors shall preside as chair, failing which the Shareholders present in person or by proxy shall choose any Person present to be chair of that meeting.

67.	The chair of the general meeting may adjourn a meeting from time to time and from place to place (including any Electronic Facility) either:

(a)	with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting); or

(b)	without the consent of such meeting if, in their sole opinion, they consider it necessary to do so to:

(i)	secure the orderly conduct or proceedings of the meeting; or

(ii)	give all persons present in person or by proxy and having the right to speak and / or vote at such meeting, the ability to do so,

but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen (14) days or more, notice of the adjourned meeting shall be given in the manner provided for the original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

68.	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chair or one or more Shareholders present in person or by proxy entitled to vote, and unless a poll is so demanded, a declaration by the chair that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

69.	At any annual general meeting where a resolution for the election of directors is proposed in accordance with these Articles, a plurality of the votes cast shall be sufficient to elect a Director.

70.	If a poll is duly demanded it shall be taken in such manner as the chair directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

71.	In the case of an equality of votes, whether on a show of hands or on a poll, the chair of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

72.	A poll demanded on the election of a chair of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chair of the meeting directs.

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Votes Of shareholders

73.	Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder present in person and every Person representing a Shareholder by proxy shall, at a general meeting of the Company, each have one vote and on a poll every Shareholder and every Person representing a Shareholder by proxy shall have one vote for each Share of which they or the Person represented by proxy is the holder.

74.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

75.	A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by them, whether on a show of hands or on a poll, by their committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person, may vote in respect of such Shares by proxy.

76.	No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by them in respect of Shares carrying the right to vote held by them have been paid.

77.	On a poll votes may be given either personally or by proxy.

78.	An instrument appointing a proxy shall be in writing and shall be executed by or on behalf of the appointor. Such instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve (including an appointment of proxy made by way of electronic communication). A proxy need not be a Shareholder.

79.	The instrument appointing a proxy shall be deposited at the Office or at such other place or in such other manner as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting or, if the meeting is adjourned, the time for holding such adjourned meeting.

80.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

81.	A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

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Corporations Acting By Representatives At Meetings

82.	Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which they represent as that corporation could exercise if it were an individual Shareholder or Director.

CLEARING HOUSES

83.	If a clearing house (or its nominee) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of Members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such person is so authorised. A person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which they represent as that clearing house (or its nominee) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorisation.

Directors

84.	The board of Directors may from time to time fix the maximum and minimum number of Directors to be appointed but unless such numbers are fixed as aforesaid the minimum number of Directors shall be one (1) and the maximum number of Directors shall be unlimited.

85.	The Directors shall be divided into three (3) classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the board of Directors. At the first annual general meeting of Members following adoption of these Articles, the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of two (2) years. At the second annual general meeting of Members following adoption of these Articles, the term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of two (2) years. At the third annual general meeting of Members following adoption of these Articles, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of two (2) years. At each succeeding annual general meeting of Members, Directors shall be elected for a full term of two (2) years to succeed the Directors of the class whose terms expire at such annual general meeting. Notwithstanding the foregoing provisions of this Article, each Director shall hold office until the expiration of his or her term and until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal. No decrease in the number of Directors constituting the board of Directors shall shorten the term of any incumbent Director.

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86.	The board of Directors shall in each case prior to an annual general meeting determine the maximum number of Directors to be appointed at each annual general meeting. At any annual general meeting where a resolution for the election of directors is proposed in accordance with these Articles, a plurality of the votes cast shall be sufficient to elect a Director.

87.	For a nomination for election of a Director to be made by a Member of the Company at an annual general meeting, (A) such Member must be a Member of record on both (x) the date of the giving of the notice by such Member provided for in this Article and (y) the record date for the determination of Members entitled to vote at such annual general meeting, and on each such date beneficially own more than ten per cent. (10%) of the issued Shares, (B) such Member must have given timely notice thereof in proper written form to the Secretary of the Company and (C) the appointment of such Director (if approved by the Member’s at the annual general meeting) must not result in the maximum numbers of directors (if any) established in accordance with these Articles being exceeded. To be timely for the purposes of this Article, the Member’s notice shall be delivered to or mailed and received by the Secretary of the Company not less than ninety (90) nor more than one hundred and twenty (120) days prior to the meeting; provided, however, that in the event less than one hundred (100) days’ notice or prior public disclosure of the date of the meeting is given or made to Members, notice by the Member to be timely must be so received not later than the close of business on the tenth (10th) day following the earlier of the day on which such notice of the date of the meeting was mailed or such public disclosure was made. To be in proper written form for purposes of this Article, a Member’s notice to the Secretary must include details of the person whom the Member proposes to nominate for election as a director including all information relating to such person that is required to be disclosed pursuant to any applicable law and rules of the Designated Stock Exchange. Such notice must be accompanied by a written consent of the proposed nominee to being named as a nominee and to serve as a Director if elected.

88.	The remuneration of the Directors may be determined by the Directors.

89.	There shall be no shareholding qualification for Directors.

90.	The Directors shall have power at any time and from time to time to appoint any Person to be a Director, either as a result of a casual vacancy or as an additional Director, subject to the maximum number (if any) imposed and assign such Director to such class as they may determine. Any Director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director’s successor shall have been duly elected and qualified or until his or her earlier resignation, death or removal. When the number of Directors is increased or decreased, the board of Directors shall, subject to Article 85 above, determine the class or classes to which the increased or decreased number of Directors shall be apportioned; provided, however, that no decrease in the number of Directors shall shorten the term of any incumbent Director.

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Alternate Director

91.	Any Director may in writing appoint any other Director or any other Person approved by the board of Directors (in accordance with these Articles) to be their alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be authorised to sign such written resolutions where they have been signed by the appointing Director, and to act in such Director’s place at any meeting of the Directors. Every such alternate shall be entitled to attend and vote at meetings of the Directors as the alternate of the Director appointing them and where they are a Director to have a separate vote in addition to their own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by them. Such alternate shall not be an Officer solely as a result of their appointment as an alternate other than in respect of such times as the alternate acts as a Director. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing them and the proportion thereof shall be agreed between them.

Powers And Duties Of Directors

92.	Subject to the Companies Act, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

93.	The Directors may from time to time appoint any Person, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, the office of president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any Person so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

94.	The Directors may appoint any Person to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

95.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

96.	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in them.

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97.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

98.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any Person to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such Person.

99.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any Person so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

100.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

101.	The Directors may agree with a Shareholder to waive or modify the terms applicable to such Shareholder’s subscription for Shares without obtaining the consent of any other Shareholder; provided that such waiver or modification does not amount to a variation or abrogation of the rights attaching to the Shares of such other Shareholders.

102.	Subject to the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Directors shall have the authority to present a winding up petition on behalf of the Company on the grounds that the Company is unable to pay its debts within the meaning of section 93 of the Companies Act or where a winding up petition has been presented, apply on behalf of the Company, for the appointment of a provisional liquidator without the sanction of a resolution passed by the Company at a general meeting.

Borrowing Powers Of Directors

103.	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, or to otherwise provide for a security interest to be taken in such undertaking, property or uncalled capital, and to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

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The Seal

104.	The Seal (if any) shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

105.	The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

106.	Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

Disqualification Of Directors

107.	The office of Director shall be vacated, if the Director:

	(a)	becomes bankrupt or makes any arrangement or composition with their creditors;

	(b)	dies or is found to be or becomes of unsound mind;

	(c)	resigns their office by notice in writing to the Company;

	(d)	is removed from office by Ordinary Resolution;

	(e)	is removed from office by notice addressed to them at their last known address and signed by all of their co-Directors (not being less than two in number); or

	(f)	is removed from office pursuant to any other provision of these Articles.

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Proceedings Of Directors

108.	The Directors may meet together (either within or outside the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chair shall not have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

109.	A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

110.	The quorum necessary for the transaction of the business of the Directors shall be a majority of the Directors in office from time to time. A Director represented by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

111.	A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of their interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that they are to be regarded as interested in any contract or other arrangement which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that they may be interested therein and if they do so their vote shall be counted and they may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

112.	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with their office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by their office from contracting with the Company either with regard to their tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding their interest, may be counted in the quorum present at any meeting of the Directors whereat they are or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and they may vote on any such appointment or arrangement.

113.	Any Director may act by themselves or their firm in a professional capacity for the Company, and they or their firm shall be entitled to remuneration for professional services as if they were not a Director; provided that nothing herein contained shall authorise a Director or their firm to act as auditor to the Company.

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114.	The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:

(a) all appointments of Officers made by the Directors;

(b) the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c) all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

115.	When the chair of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

116.	A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of their appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or their duly appointed alternate.

117.	The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

118.	The Directors may elect a chair of their meetings and determine the period for which they are to hold office but if no such chair is elected, or if at any meeting the chair is not present within fifteen minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chair of the meeting.

119.	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chair of its meetings. If no such chair is elected, or if at any meeting the chair is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chair of the meeting.

120.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chair shall not have a second or casting vote.

121.	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

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Dividends

122.	Subject to any rights and restrictions for the time being attached to any Shares, or as otherwise provided for in the Companies Act and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

123.	Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

124.	The Directors may determine, before recommending or declaring any dividend, to set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the determination of the Directors, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit.

125.	Any dividend may be paid in any manner as the Directors may determine. If paid by cheque it will be sent through the post to the registered address of the Shareholder or Person entitled thereto, or in the case of joint holders, to any one of such joint holders at their registered address or to such Person and such address as the Shareholder or Person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the Person to whom it is sent or to the order of such other Person as the Shareholder or Person entitled, or such joint holders as the case may be, may direct.

126.	The Directors when paying dividends to the Shareholders in accordance with the foregoing provisions of these Articles may make such payment either in cash or in specie and may determine the extent to which amounts may be withheld therefrom (including, without limitation, any taxes, fees, expenses or other liabilities for which a Shareholder (or the Company, as a result of any action or inaction of the Shareholder) is liable).

127.	Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares.

128.	If several Persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the Share.

129.	No dividend shall bear interest against the Company.

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Accounts, Audit and annual return and declaration

130.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

131.	The books of account shall be kept at the Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

132.	The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.

133.	The accounts relating to the Company’s affairs shall only be audited if the Directors so determine, in which case the financial year end and the accounting principles will be determined by the Directors. The financial year of the Company shall end on 31 December of each year or such other date as the Directors may determine.

134.	The Directors in each year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

Capitalisation Of reserves

135.	Subject to the Companies Act and these Articles, the Directors may:

(a)	resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)	appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

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(c)	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i) the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii) the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to any of the actions contemplated by this Article.

Share Premium Account

136.	The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

137.	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the determination of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

Notices

138.	Any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Shareholder at their address as appearing in the Register, or by electronic mail to an electronic mail address provided by such Shareholder, or by facsimile should the Directors deem it appropriate. Notice may also be served by electronic communication in accordance with the rules and regulations of the Designated Stock Exchange, the Commission and/or any other competent regulatory authority or by placing it on the Company’s website. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

139.	Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

140.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five (5) clear days after the time when the letter containing the same is posted;

(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service;

(d)	electronic mail or other electronic communication (such as transmission to any number, address or internet website (including the website of the Commission) or other electronic delivery methods as otherwise decided and approved by the Directors), shall be deemed to have been served immediately upon the time of the transmission by electronic mail or approved electronic communication, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient; or

(e)	placing it on the Company’s website; service of the notice shall be deemed to have been effected one hour after the notice or document was placed on the Company’s website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

141.	Any notice or document delivered or sent in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of their death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless their name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

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142.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for their death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

Indemnity

143.	Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other Officer (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless out of the assets and funds of the Company against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud as determined by a court of competent jurisdiction, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of their duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

144.	No Indemnified Person shall be liable:

	(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or Officer or agent of the Company; or

	(b)	for any loss on account of defect of title to any property of the Company; or

	(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

	(d)	for any loss incurred through any bank, broker or other similar Person; or

	(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

	(f)	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, wilful default or fraud as determined by a court of competent jurisdiction.

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Non-Recognition Of Trusts

145.	Subject to the proviso hereto, no Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register, provided that, notwithstanding the foregoing, the Company shall be entitled to recognise any such interests as shall be determined by the Directors.

Winding Up

146.	If the Company shall be wound up the liquidator shall apply the assets of the Company in such manner and order as they think fit in satisfaction of creditors’ claims.

147.	If the Company shall be wound up, the liquidator may, with the sanction of an Ordinary Resolution divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as they deem fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different Classes. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator, with the like sanction shall think fit, but so that no Shareholder shall be compelled to accept any assets whereon there is any liability.

Amendment Of Articles Of Association

148.	Subject to the Companies Act and the rights attaching to the various Classes, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

Closing of register or fixing record date

149.	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may, by any means in accordance with the requirements of any Designated Stock Exchange, provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case forty (40) days. If the Register shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the Register shall be so closed for at least ten (10) days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

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150.	In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety (90) days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

151.	If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

Registration By Way Of Continuation

152.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

Mergers and Consolidation

153.	The Company may merge or consolidate in accordance with the Companies Act.

154.	To the extent required by the Companies Act, the Company may by Special Resolution resolve to merge or consolidate the Company.

disclosure

155.	The Directors, or any authorised service providers (including the Officers, the Secretary and the registered office agent of the Company), shall be entitled to disclose to any regulatory or judicial authority, or to any stock exchange on which the Shares may from time to time be listed, any information regarding the affairs of the Company including, without limitation, information contained in the Register and books of the Company.

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